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                             June 12, 2023

       Matthew Brown
       Chief Financial Officer
       Altair Engineering Inc.
       1820 East Big Beaver Road
       Troy, MI 48083

                                                        Re: Altair Engineering
Inc.
                                                            Form 10-Q for the
Fiscal Quarter Ended March 31, 2023
                                                            Filed May 4, 2023
                                                            File No. 001-38263

       Dear Matthew Brown:

              We have reviewed your filing and have the following comment. We ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-Q for the Fiscal Quarter Ended March 31, 2023

       General

   1. We note that you reported a data breach to the Commonwealth of Massachusetts in 2022, as discussed here:
https://www.mass.gov/doc/data-breach-report-2022/download.
                                                        However, your periodic
reports, including this Form 10-Q and your Form 10-K for the fiscal year ended
December 31, 2022, only include risk factor disclosure stating that you may experience
cyber-attacks and other security incidents. In light of the data breach, please update this risk
factor language that characterizes this risk as potential
                                                        or hypothetical to note
that you have experienced a data breach and describe it as
                                                        necessary.
Additionally, please tell us whether you believe this data breach was material and explain how you
reached this conclusion. Lastly, consider updating your discussion of how your board
administers its risk oversight function in overseeing cybersecurity risks. For additional
guidance, consider the Commission Statement and Guidance on
                                                        Public Company
Cybersecurity Disclosures (SEC Release No. 33-10459), available at:
https://www.sec.gov/rules/interp/2018/33-10459.pdf.
 Matthew Brown
Altair Engineering Inc.
June 12, 2023
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Mitchell Austin, Staff
Attorney, at (202) 551-3574 with any questions.



                                                          Sincerely,
FirstName LastNameMatthew Brown
                                                          Division of
Corporation Finance
Comapany NameAltair Engineering Inc.
                                                          Office of Technology
June 12, 2023 Page 2
cc:       Kate Basmagian, Esq.
FirstName LastName